		EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Six months ended
	March 31
	2011	2010
EARNINGS

Income from continuing operations	$158	$70
Income tax expense	18	40
Interest expense	50	68
Interest portion of rental expense	11	10
Amortization of deferred debt expense	19	74
Distributions less than earnings of
unconsolidated affiliates	(4)	(6)
	$252	$256

FIXED CHARGES

Interest expense	$50	$68
Interest portion of rental expense	11	10
Amortization of deferred debt expense	19	74
Capitalized interest	-	2
	$80	$154

RATIO OF EARNINGS TO FIXED CHARGES	3.15	1.66